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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 1)

                      AMERICAN MAIZE-PRODUCTS COMPANY
- --------------------------------------------------------------------------
                             (Name of Issuer)

        Class B Common Stock                       027339 30 8
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

        David E. Zeltner, Weil, Gotshal & Manges, 767 Fifth Avenue,
                  New York, New York 10153, (212)310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 14, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [ ].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
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 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           EFL Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:


       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      282,600
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        282,600
                            POWER:


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     282,600
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

    14     TYPE OF REPORTING PERSON:           CO
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 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Excorp Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:


       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      282,600
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        282,600
                            POWER:


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     282,600
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

    14     TYPE OF REPORTING PERSON:           CO
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 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Excorp Holdings Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:


       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      282,600
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        282,600
                            POWER:


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     282,600
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

    14     TYPE OF REPORTING PERSON:           CO
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 CUSIP No. 027339 30 8                          13D



     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Abacus (C.I.) Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Island of Jersey
           ORGANIZATION:


       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      282,600
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        282,600
                            POWER:


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     282,600
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

    14     TYPE OF REPORTING PERSON:           CO
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     ITEM 1.   SECURITY AND ISSUER

               This Amendment No. 1 relates to the Statement on Schedule

     13D (the "Statement") filed on April 6, 1995 on behalf of EFL Limited,

     a corporation organized under the laws of Hong Kong (the "Purchaser"),

     Excorp Limited, a corporation organized under the laws of Hong Kong

     ("Excorp"), Excorp Holdings Limited, a corporation organized under the laws of Hong Kong ("Excorp Holdings"), and Abacus (C.I.) Limited, a

     trust corporation organized under the laws of the Island of Jersey, as trustee (the "Trustee"), of the Settlement dated 31 December 1985, a trust established under the laws of the Island of Jersey (the

     "Trust"), with regard to the beneficial ownership of Class B Common

     Stock, par value $.80 per share (the "Class B Stock"), of American

     Maize-Products Company, a Maine corporation (the "Company").

     Purchaser, Excorp, Excorp Holdings and the Trustee are referred to herein collectively as the "Reporting Persons".


     ITEM 4.   PURPOSE OF TRANSACTION

               As previously reported in the Statement, on February 23,

     1995, A.M. Acquisition Corp., a Delaware corporation and an affiliate of the Purchaser ("AMAC"), made a proposal to Mr. William Ziegler,

     III, Ms. Helen Z. Steinkraus, GIH Corp., United States Trust Company

     of New York and First Fidelity Bank (formerly Union Trust Company)

     (such offerees being referred to collectively as the

     "Ziegler/Steinkraus Parties") to purchase,







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     subject to certain conditions, all of the Ziegler/Steinkraus Parties'

     shares of Class B Stock for $44 per share.  The proposal stated that if such offer was accepted, AMAC would propose to the Company a cash merger transaction pursuant to which all of the outstanding shares of the Company's Common Stock (other than the shares of Class B Stock owned by the Ziegler/Steinkraus Parties) would be converted into the right to receive a cash amount equal to $40.25 per share.  At the request of representatives of Mrs. Steinkraus and in an effort to eliminate the "double" tax to stockholders of GIH Corp., on March 8,

     1995, AMAC made an alternative proposal to the Ziegler/Steinkraus

     Parties to purchase all of the outstanding shares of capital stock of

     GIH Corp. owned by each of the Ziegler/Steinkraus Parties (in lieu of purchasing Class B Stock from GIH Corp. directly).  AMAC indicated

     that its proposals to the Ziegler/Steinkraus Parties would remain open until the Ziegler/Steinkraus Parties were notified to the contrary or,

     based upon developments, such parties' shares ceased to represent a controlling interest in the Company.

               On July 10, 1995, press reports indicated that Eridania

     Beghin-Say, S.A. ("Eridania") has persuaded Mr. William Ziegler, III to participate in a proposed transaction under which Eridania would acquire all outstanding shares of the Company's Common Stock at $40 per share and a group led by Mr. Ziegler would then






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     acquire 88% of the Company's tobacco business for $165 million, with the Company providing $20 million of subordinated debt financing for the Ziegler group purchase (the "Proposed Eridania/Ziegler

     Transaction").  On July 14, 1995, AMAC notified the Ziegler/Steinkraus

     Parties that, in view of the Proposed Eridania/Ziegler Transaction,

     AMAC's proposals have been withdrawn.  Such notification was made pursuant to a letter from Pexco Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Excorp, dated July 14, 1995, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

               The Reporting Persons believe that the Proposed

     Eridania/Ziegler Transaction would not maximize value for all shareholders and are in the process of considering possible alternatives to such proposed transaction.  The Reporting Persons may pursue discussions or negotiations with the Company, other stockholders and/or other interested parties with respect to such possible alternatives.  Although the Reporting Persons may actively pursue such discussions or negotiations, there can be no assurance that any alternative transaction will be proposed by the Reporting

     Persons.

               Depending upon the outcome of the discussions or

     negotiations referred to above and other future developments, the

     Reporting Persons may determine to acquire additional shares of the

     Company's common stock in the open market, privately






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     negotiated transactions or otherwise.  Alternatively, depending upon the outcome of such discussions, negotiations or developments, the

     Reporting Persons may determine to sell their shares of Class B Stock in the open market, in privately negotiated transactions or otherwise.

               Although the foregoing reflects activities presently

     contemplated by the Purchaser with respect to the Company, the foregoing is subject to change at any time.  Except as set forth above, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a)  As of the date of this Amendment No.1, the Purchaser is the beneficial owner of an aggregate of 282,600 shares of Class B

     Stock which represents approximately 16.2% of the 1,742,057 shares of

     Class B Stock issued and outstanding as of May 25, 1995, as reported in the Company's Proxy Statement for its 1995 Annual Meeting of

     Shareholders dated June 2, 1995.

               Excorp is the beneficial owner of all of the issued and

     outstanding capital stock of the Purchaser and, consequently, may be deemed to be the beneficial owner of the 282,600 shares of Class B

     Stock (representing approximately 16.2% of the issued and






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     outstanding shares of Class B Stock) of which the Purchaser is the beneficial owner.

               Excorp Holdings is the beneficial owner of all of the issued and outstanding capital stock of Excorp and, therefore, may be deemed to be the beneficial owner of the 282,600 shares of Class B Stock

     (representing approximately 16.2% of the issued and outstanding shares of Class B Stock) of which Excorp may be deemed to be the beneficial owner.

               The Trust is the beneficial owner of all of the issued and outstanding capital stock of Excorp Holdings and the Trustee has voting and dispositive power with respect to such stock of Excorp.

     Consequently, the Trustee may be deemed to be the beneficial owner of the 282,600 shares of Class B Stock (representing approximately 16.2%

     of the issued and outstanding shares of Class B Stock) of which Excorp

     Holdings may be deemed to be the beneficial owner.

               (b)  Based on their respective interests as described in

     paragraph (a) above, each of the Reporting Persons may be deemed to share power to vote and to dispose of the shares of Class B Stock beneficially owned or deemed to be beneficially owned by them.  The responses of the Reporting Persons to Items (7) through (11) of the cover page of this Statement which relate to the beneficial ownership of shares of Class B Stock of the Company are incorporated herein by reference.






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               (c)  None of the Reporting Persons nor any of their

     respective directors, executive officers, trustees or subsidiaries have effected any transaction in shares of Class B Stock during the past sixty days; however, as indicated in Item 6, the Purchaser's right and obligation to purchase 18,054 additional shares of Class B

     Stock under a certain stock purchase agreement terminated pursuant to the terms of such agreement on May 24, 1995.

               (d) and (e)  Not applicable.


     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

               WITH RESPECT TO THE SECURITIES OF THE ISSUER


               As previously reported in the Statement, pursuant to the

     terms and conditions of a certain Stock Purchase Agreement (the

     "Porter Stock Purchase Agreement"), dated March 28, 1995, by and between the Purchaser and A. Alex Porter, as seller, the Purchaser purchased 41,500 shares of Class B Stock and had agreed to purchase an additional 18,054 shares of Class B Stock from Mr. Porter on the later of April 11, 1995 or the date of the issuance and delivery of Class B

     Stock pursuant to a certain rights offering made by the Company to the holders of Class B Stock pursuant to a registration statement under the Securities Act of 1933 that was declared effective on March 17,

     1994.  Pursuant to the terms of the Porter Stock Purchase Agreement,

     the obligation to sell and purchase such additional 18,054 shares would terminate in the event that such rights offering was terminated







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     and, on May 24, 1995, such rights offering was terminated by the

     Company.  Accordingly, the Reporting Persons no longer have the right or obligation to purchase such additional shares and should not be deemed to be the beneficial owners of such additional shares.


     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               The following Exhibits are filed herewith:

               Exhibit 12 - Letter, dated July 14, 1995, from Pexco to the

               Ziegler/Steinkraus Parties.







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                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

     Dated:    July 14, 1995


                                   EFL LIMITED

                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact



                                   EXCORP LIMITED

                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact



                                   EXCORP HOLDINGS LIMITED

                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact



                                   ABACUS (C.I.) LIMITED, as
                                      Trustee

                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact













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                                  EXHIBIT INDEX


     Exhibit                                           Exhibit Number
     ----------------------------------------------    --------------

     Letter, dated July 14, 1995, from Pexco to the         12
     Ziegler/Steinkraus Parties.






















































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